UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                           (Amendment No.   5   )*
                                         -------



                          AMCON Distributing Company
                 --------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                 --------------------------------------------
                        (Title of Class of Securities)


                                   02341Q106
                              ------------------
                                (CUSIP Number)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     / / Rule 13d-1(b)
     / / Rule 13d-1(c)
     /x/ Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP NO. 02341Q106
          ---------

 (1)   Name of reporting person(s)   Mark A. Wright
                                  --------------------------------------------
       I.R.S. identification no. of above persons (entities only) NOT REQUIRED
                                                                  ------------

(2)    Check the appropriate box if a member of a          (a) / /
       group (SEE INSTRUCTIONS)                            (b) / /

(3)    SEC USE ONLY


(4)    Citizenship or place of organization    United States
                                            ----------------------------------

Number of shares beneficially owned by each reporting person with:

 (5)   Sole voting power             208,812
                        ------------------------------------------------------

 (6)   Shared voting power               650 /1/
                          ----------------------------------------------------

 (7)   Sole dispositive power        208,812
                             -------------------------------------------------

 (8)   Shared dispositive power          650 /1/
                               -----------------------------------------------

 (9)   Aggregate amount beneficially owned by each reporting person   209,462
                                                                    ----------

(10)   Check if the aggregate amount in row (9) excludes certain shares   / /
       (SEE INSTRUCTIONS)

(11)   Percent of class represented by amount in row (9)      7.7%
                                                        ----------------------

(12)   Type of reporting person (SEE INSTRUCTIONS)    IN-Individual
                                                  ----------------------------

       /1/ Represents shares over which Mr. Wright shares investment powers with his spouse and minor children.


ITEM 1(a). NAME OF ISSUER:   AMCON Distributing Company

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

10228 "L" Street
Omaha, Nebraska 68127

ITEM 2 (a). NAME OF PERSON FILING:  Mark A. Wright

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

11110 E. Beck Lane
Scottsdale, AZ 85259

ITEM 2 (c). CITIZENSHIP:   United States

ITEM 2 (d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.01 per share

ITEM 2. (e). CUSIP No.: 02341Q106

ITEM 3. STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) of (C):

Not applicable

ITEM 4. OWNERSHIP:

(a)  Amount Beneficially Owned:   209,462

(b)  Percent of Class:                7.7%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote   208,812
                                                    ---------
     (ii)  shared power to vote or to direct the vote     650 /1/
                                                      -------

     (iii) sole power to dispose or to direct the disposition of   208,812
                                                                  --------

     (iv)  shared power to dispose or to direct the disposition of     650 /1/
                                                                   -------

     /1/ Represents shares over which Mr. Wright shares investment powers with his spouse and minor children.


     INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

Not Applicable


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001               /s/ Mark A. Wright
     ----------------------------     ----------------------------------------
                                      (Signature)

                                      Mark A. Wright
                                      ----------------------------------------
                                      (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.